Exhibit 99.97

DHX Media closes Family Channel acquisition and announces management changes

HALIFAX, July 31, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content today announced the closing of its previously announced deal to acquire Family Channel, Disney XD, Disney Junior (English-language channel) and Disney Junior (French-language channel) ("Family Channel Business"). A new business within DHX comprised of these four channels will be called DHX Television.

Effective as of close of business today, DHX's Board of Directors announced that Michael Donovan has been elected Executive Chairman, Dana Landry has been promoted to Chief Executive Officer, and Michael Hirsh has been named Vice-Chairman. Steven DeNure remains in place as President and Chief Operating Officer, adding DHX Television to his operational responsibilities. Joe Tedesco has been named Senior Vice President and General Manager of DHX Television, and Keith Abriel, formerly a consultant to the Company, has joined DHX as Chief Financial Officer.

"With the closing of this acquisition today and the creation of DHX Television, we are entering a new and exciting stage of growth as a fully integrated media content company," said Michael Donovan, Executive Chairman of DHX. "I feel we have the best possible team in place. In my new role as Executive Chairman I will continue to direct strategy and work with the team to ensure that the drive and vision behind DHX persists well into the future."

Dana Landry, Chief Executive Officer of DHX added: "DHX Media's strength lies in our creativity and ability to leverage our world-renowned library of children's brands across the integrated platform we have assembled with production, global distribution, merchandising and licensing, and now broadcast. I look forward as CEO to continuing our focus on both organic and acquisitive growth to further build shareholder value. Also, I am very pleased to welcome Keith Abriel to the company as CFO. Keith has a strong history in the capital markets and has been closely involved with DHX both as an auditor and a tax consultant."

Steven DeNure, President and Chief Operating Officer of DHX Media added: "Since we put DHX Media together in 2006, a key to our success has been our stellar team. Dana has been integral since day one and I look forward to working with him in his new capacity as CEO to continue growing the company."

Joining as Chief Financial Officer, Keith Abriel brings more than six years of experience working as a consultant and Chief Financial Officer for public and venture-backed private companies, and over nine years of experience as an auditor with PricewaterhouseCoopers LLP ("PwC"). Since 2010, Mr. Abriel has been providing consulting services to DHX Media Ltd. mainly in the area of taxation, and other public and private companies, working closely with management. While with PwC, he served as the senior manager on DHX Media's year-end audits from 2004 to 2007, and on the Company's IPO in 2006. A Past President of the Atlantic Canada CFA Society, Mr. Abriel is a Chartered Accountant and a CFA Charterholder who began his career with Coopers and Lybrand (now PwC). Mr Abriel is based in Toronto.

Family Channel Business

DHX has acquired the outstanding shares of a newly formed company, holding substantially all the assets comprising the business of the Family Channel Business for cash consideration consisting of approximately $170M, increased or reduced by a working capital adjustment. The principal assets of the Family Channel Business acquired by DHX Media are the Canadian broadcast licenses for Family Channel, Disney Junior, Disney XD and Disney Junior French. Concurrently with the closing of this acquisition, the Company announced that it has also closed its previously announced syndicated senior Debt Financing. The New Credit Facilities will consist of a term loan credit facility in the aggregate amount of up to $235M and a revolving loan credit facility in the aggregate amount of up to $30M.

In addition, a special meeting of shareholders will be held on September 29, 2014 in Toronto. DHX will seek approval of its shareholders to amend its Articles of Continuance to better facilitate continued compliance with Canadian control regulations applicable to broadcasters.

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX and the acquisition of four children's channels from Bell Media. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectus dated November 14, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

For investor relations, please contact:

David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.

david.regan@dhxmedia.com

+1 902-423-0260

Financial and consumer media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-6071

Trade media, please contact:

Aimee Norman at DDA Blueprint for DHX Media

aimee@ddablueprint.com

Tel: +44 (0) 20 8985 4708

CO: DHX Media Ltd.

CNW 16:10e 31-JUL-14